Exhibit 99.1

Garden Stage Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, March 23, 2026 (GLOBE NEWSWIRE) -- Garden Stage Limited. (NASDAQ: GSIW) (“Garden Stage” or the “Company”) today announced that it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on March 20, 2026 notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and that the matter is now closed.

On September 5, 2025, the Company was first notified by Nasdaq of its failure to maintain a minimum closing bid price of at least $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2), and was given 180 calendar days, or until March 4, 2026, to regain compliance. On March 5 2026, the Company received an additional 180-day extension from Nasdaq, or until September 1, 2026, to regain compliance. On March 6, 2026, the Company effected a share consolidation pursuant to which the authorised, issued and outstanding Class A ordinary shares of the Company were consolidated at 200 for 1 ratio.

The Notice noted that as of March 20, 2026, the closing bid price of Class A ordinary shares of the Company had been at or greater than $1.00 per share from March 6, 2026 through March 19, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and Nasdaq considers the matter closed.

About Garden Stage Limited

Garden Stage Limited is a holding company incorporated in Cayman Islands, and all of their operations are carried out by the two wholly-owned operating subsidiaries in Hong Kong: a) I Win Securities Limited, which is licensed to conduct Type 1 (dealing in securities) regulated activities under the Securities and Futures Ordinance (the “SFO”) in Hong Kong; and b) I Win Asset Management Limited, which is licensed to conduct Type 4 (advising on securities) and Type 9 (asset management) regulated activities under the SFO in Hong Kong. I Win Securities Limited is the Stock Exchange Participant of Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and holds Hong Kong Stock Exchange Trading Right. I Win Securities Limited is also the participant of the Hong Kong Securities Clearing Company Limited.

For more information, please contact:

Garden Stage Limited

Investor Relations Department

Email: ir@iwinsec.com